Tofutti Brands Inc.
50 Jackson Drive
Cranford, NJ 07016

February 2, 2015

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C.  20549

Re:	Tofutti Brands Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 28, 2013
Filed March 28, 2014 File No. 001-09009

Dear Mr. Hiller:

We are submitting this letter in response to the written comment of the Staff of the Securities and Exchange Commission (the “Staff”) in a letter addressed to me, dated December 30, 2014 and subsequent telephone conversation with the Staff of the Securities and Exchange Commission on January 29, 2015, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2013 (the “Form 10-K”).

We have repeated the comment in italics and set forth our response in plain type below.

Form 10-K for the Fiscal Year ended December 28, 2013

Financial Statements

Note 2 - Description of the Business and Summary of Significant Accounting Policies, page F-6

1.      We have read your response to prior comment 1 from our letter dated December 4, 2014, and note that you intend to disclose revenue attributable to domestic and foreign operations commencing with your Form 10-K for the fiscal year ending December 27, 2014.  Please also provide disclosure about how you determined you operate in one segment, as required by FASB ASC 280-10-50-21a, as detailed in your response.

Additionally, it remains unclear why further information about product sales would not be required to comply with FASB ASC 280-10-50-40.  As noted previously, in the Business Section of your filing you identify and differentiate between three product groups, including Frozen Desserts, Nondairy Soy-Based Cheese Products, and Frozen Food Products.  We also note your planned introduction of new products that would tend to alter individually, the composition, size and earnings potential of these groups, such as a new line of frozen dessert pints, a new frozen dessert stick novelty, shredded soy-cheeses, additional flavors of soy-cheese slices and new frozen prepared entrees that incorporate your soy-cheese products.  You have disclosure in Management’s Discussion and Analysis indicating you track sales and cost of ingredients either by product group or products within these groups individually.  For example, you explain that total sales increased in 2013 compared to the prior year due principally to more sales of products in your “soy-cheese product line” also indicating that sales in your frozen desert business” continued to be impacted by slow sales in the ice cream category.  You identify the same three product groups, as well as twelve subcategories on your website, www.tofutti.com.

Given the foregoing, it appears disclosure of revenues for these three product groups would be required and consistent with the guidance in FASBASC 280-10-50-40.  Unless you have additional information to consider that you believe would support an alternate view, please submit the revisions that you propose.  If you prefer to limit compliance to future filings rather than amend your prior report please state your rationale.

The Company respectfully submits the following:

We are writing to supplement our previous responses to the comment raised in your letter to the Company dated December 30, 2014 and our subsequent telephone conversations with the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding compliance with the disclosure requirements of FASB ASC 280-10-50-40.  In furtherance of  the telephone conversation with the Staff on January 29, 2015, the Company acknowledges that sales can be broken out by major product category to be consistent with the guidance as laid out by FASB ASC 280-10-50-40.  Such added disclosure will be included in our footnotes commencing with our Form 10-K filing for the fiscal year ended December 27, 2014.  The Company expects that such future disclosure will be consistent with the following below:

 Net Sales by Major Product Category

Net sales by major product category (in thousands):
	December 27, 2014	December 28, 2013
Frozen Desserts	$	$4,529
Cheeses		9,215
Frozen Foods		948
	$	$14,692

Additionally, in future filings, the Company will disclose within Management’s Discussion & Analysis causes for fluctuations in overall net sales by major product category from period to period.

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact our legal Counsel, Steven Glusband, at 212-238-8605, or me at 908-272-2400.

Very truly yours,

/s/Steven Kass
Steven Kass
Chief Financial Officer